SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No.   )*

SaverOne 2014 Ltd.

(Name of Issuer)

Ordinary Shares, value NIS 0.01

(Title of Class of Securities)

80516T105**

(CUSIP Number)

July 6, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 80516T105 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are listed on the Nasdaq Capital Market under the symbol “SVRE.” Each ADS represents five (5) Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 80516T105
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
781,240 Ordinary Shares (represented by 156,248 ADSs)
290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.44%
(12)	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 80516T105
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 437,055 Ordinary Shares (represented by 87,411 ADSs) 314,705 Ordinary Shares (represented by 62,941 ADSs) issuable upon exercise of Warrants (See Item 4)*

	(6)	Shared Voting Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 437,055 Ordinary Shares (represented by 87,411 ADSs) 314,705 Ordinary Shares (represented by 62,941 ADSs) issuable upon exercise of Warrants (See Item 4)*

	(8)	Shared Dispositive Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,218,295 Ordinary Shares (represented by 243,659 ADSs)
605,000 Ordinary Shares (represented by 121,000 ADSs) issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.37%
(12)	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 80516T105
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 781,240 Ordinary Shares (represented by 156,248 ADSs) 290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
781,240 Ordinary Shares (represented by 156,248 ADSs)
290,295 Ordinary Shares (represented by 58,059 ADSs) issuable upon exercise of Warrants (See Item 4)*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.44%
(12)	Type of Reporting Person (See Instructions) IN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 80516T105

Item 1.
	(a)	Name of Issuer SaverOne 2014 LTD. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices Em Hamoshavot Rd. 94 Petah Tikvah, Israel

Item 2 (a).		Name of Person Filing
Item 2 (b).		Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Mr. Abbe” and “Ms. Page,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 125 Park Avenue, 25th Floor

New York, NY 10017.

Item 2 (d)		Title of Class of Securities Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”)

Item 2 (e)

CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 80516T105 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are listed on the Nasdaq Capital Market under the symbol “SVRE.” Each ADS represents five (5) Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 22,694,296 Ordinary Shares (represented by 4,538,859 ADSs) issued and outstanding as represented in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on June 6, 2022 and assumes the completion of the offering of 2,941,918 units, each consisting of one ADS and one warrant to purchase one ADS described therein, and further assumes the exercise of the Company’s reported warrants (the “Reported Warrants”), each subject to the Blocker (as defined below)

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Ordinary Shares (the “Blocker”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker, if applicable.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 781,240 Ordinary Shares (represented by 156,248 ADSs) and Reported Warrants to purchase 290,295 Ordinary Shares (represented by 58,059 ADSs) (subject to the Blocker) and Iroquois Capital Investment Group LLC (“ICIG”) held 437,055 Ordinary Shares (represented by 87,411 ADSs) and Reported Warrants to purchase 314,705 Ordinary Shares (represented by 62,941 ADSs) (subject to the Blocker).

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Ordinary Shares (and ADSs) held by and underlying the Reported Warrants (each subject to the Blocker) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all Ordinary Shares (and ADSs) held by and underlying the Reported Warrants (each subject to the Blocker) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares (or ADSs) owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares (and ADSs) except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2022

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.